CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to all references to our firm included in or made a part of this N-14 filing for Light Revolution Fund, including the references to our firm under the heading "Independent Accountants" in the Proxy Statement/Prospectus.



/s/ Cohen McCurdy, Ltd.
Cohen McCurdy, Ltd.
Westlake, Ohio
April 8, 2005